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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                                PriceSmart, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     Sergio Montero and/or Federico Coronado
                          Ave. Ejercito Nacional 769-A
                            Delegacion Miguel Hidalgo
                               Col. Nueva Granada
                               11520 Mexico, D.F.
                                     Mexico
                          011 (52-55) 52 69-8470 / 8121

             Daniel S. Sternberg, Esq. and Jorge U. Juantorena, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 22, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 741511109                                           Page 2 of 12 Pages


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Grupo Gigante, S.A. de C.V.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                  (b)  [ ]

  3

  4   SOURCE OF FUNDS (See Instructions)
      WC

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Mexican States

                              7   SOLE VOTING POWER

       NUMBER OF                  600,000 (See Items 4 and 5.)
         SHARES
      BENEFICIALLY            8   SHARED VOTING POWER
       OWNED BY
     EACH REPORTING
         PERSON               9   SOLE DISPOSITIVE POWER
          WITH
                                  600,000 (See Items 4 and 5.)

                              10  SHARED DISPOSITIVE POWER


  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000 (See Item 5.)

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                  [ ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.7% (See Item 5.)

  14  TYPE OF REPORTING PERSON (See Instructions)

      CO

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of PriceSmart, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 4649 Morena Blvd., San Diego, CA 92117.

Item 2.  Identity and Background.

         This statement is filed by Grupo Gigante, S.A. de C.V. ("Gigante"). The address of the principal business and office of Gigante is Ave. Ejercito Nacional 769-A, Col. Nueva Granada, Delegacion Miguel Hidalgo, 11520 Mexico, D.F., Mexico. Gigante is a corporation organized under the laws of the United Mexican States, the principal business of which is to sell general merchandise, food and related products and services through its subsidiaries.

         The names, business addresses, principal occupations and citizenship of the directors and executive officers of Gigante are set forth in Schedule I attached hereto.

         During the last five years, neither Gigante nor, to the best knowledge of Gigante, any of the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As more fully described under Item 4 below, Gigante and the Company have entered into the Purchase Agreement (as defined below), pursuant to which Gigante has purchased the Series A Preferred Stock and the Warrant (each as defined below) for aggregate consideration of $15,000,000 in cash. All of the funds required for the purchase of the Series A Preferred Stock and the Warrant by Gigante were obtained from Gigante's general funds.

Item 4.  Purpose of Transaction.

         Purchase Agreement. On January 15, 2002, Gigante and the Company entered into a Series A Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") providing for, among other things, the purchase by Gigante from the Company of (i) 15,000 shares of the Company's 8% Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), and (ii) a warrant to purchase 200,000 shares of Common Stock, at an exercise price of $37.50 per share (the "Warrant" and, together with the Series A Preferred Stock, the "Shares"), on the terms and conditions set forth in the Purchase Agreement.

         The Purchase Agreement, the Certificate of Designation with respect to the Series A Preferred Stock and the Warrant are filed as Exhibits 1, 2 and 3, respectively, to this Schedule and are incorporated herein in their entirety by this reference. The following description of these documents is a summary only and is qualified in its entirety by reference to such documents.

         Series A Preferred Stock. The Series A Preferred Stock has a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends) and will accumulate dividends at a rate of 8.00% per annum. Dividends may be paid in cash only. The Series A Preferred Stock is convertible into Common Stock at any time at the option of the holders. The Series A Preferred Stock contains customary antidilution provisions. The current conversion price is $37.50 and the shares of Series A Preferred Stock held by Gigante are currently convertible into an aggregate of 400,000 shares of Common Stock. Any shares of Series A Preferred Stock that remain outstanding on January 17, 2012 will automatically be converted into Common Stock at the then applicable conversion price. On or after January 17, 2007, the Series A Preferred Stock is redeemable at the option of the Company at a price per share of $1,000 plus accumulated and unpaid dividends. The Series A Preferred Stock has no voting rights except as provided under Delaware law.

         Warrant. The Warrant entitles its holder to purchase, upon exercise at any time in whole or in part, up to 200,000 shares of Common Stock for a price of $37.50 per share. The Warrant contains customary antidilution provisions. The Warrant expires on January 17, 2003.

         Gigante Nominee. The Purchase Agreement provides that the board of directors of the Company (the "Board") will, upon Gigante's purchase of the Shares, appoint to the Board a person designated by Gigante (a "Gigante Nominee"). At each annual meeting of the Company's stockholders thereafter, the Company has agreed to use its best efforts to cause a Gigante Nominee to be elected as a director of the Company, including by including the Gigante Nominee in the slate of nominees recommended by the Board to the stockholders of the Company. In accordance with the Purchase Agreement, the Board has elected Angel Losada Moreno, Gigante's Vice-Chairman and Executive President, to serve as a director of the Company. Gigante will be entitled to designate a Gigante Nominee for election to the Board so long as it and its affiliates own all of the shares of Series A Preferred Stock purchased under the Purchase Agreement or any shares of Common Stock issued upon conversion thereof and the Warrant and any shares of Common Stock issued upon exercise thereof.

         Gigante may in the future acquire additional equity securities of the Company from the Company, in the open market, in privately-negotiated purchases, pursuant to the Right of First Refusal described below in Item 6 or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Company's securities it holds in one or more transactions. Additionally, concurrently with entering into the Purchase Agreement, on January 15, 2002, Gigante and the Company entered into agreements to establish a commercial joint venture for the development and operation of warehouse stores in Mexico. Gigante and the Company may in future enter into other commercial arrangements relating to the operation and development of their respective businesses.

         Except as set forth in this statement, Gigante currently has no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, Gigante reserves the right from time to time to formulate plans or proposals regarding the Company or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable. In addition, any Gigante Nominee may, from time to time, propose that the Board consider one or more of such actions or participate in the consideration and formulation of plans and proposals regarding such actions in his or her capacity as a member of the Board.

Item 5.  Interest in Securities of the Issuer.

         (a), (b) As of the date hereof, Gigante is the owner of 15,000 shares of Series A Preferred Stock, which are currently convertible into 400,000 shares of Common Stock, and the Warrant to purchase up to 200,000 shares of Common Stock. Except for such holdings, neither Gigante nor, to the best of its knowledge, any of the persons named in Schedule I, is the beneficial owner of any shares of Common Stock.

         Gigante may be deemed to beneficially own the 600,000 shares of Common Stock which it has the right to acquire upon conversion of the Series A Preferred Stock and/or exercise of the Warrant, representing in the aggregate approximately 8.7% of the outstanding shares of Common Stock assuming full conversion and exercise (based on 6,297,421 outstanding shares of Common Stock outstanding - the number of shares of Common Stock represented by the Company in the Purchase Agreement to be outstanding as of December 31, 2001 - and deeming 600,000 shares of Common Stock which are the subject of the Series A Preferred Stock and the Warrant to be outstanding).

         (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by Gigante or, to the best of its knowledge, any of the persons named in Schedule I.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or
         Relationships with Respect to Securities of the Issuer.

         In connection with entering into the Purchase Agreement, Gigante and certain stockholders of the Company - Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust, and the Sol and Helen Price Trust (collectively the "Price Entities") - have entered into a Right of First Refusal Agreement, dated as of January 15, 2002 (the "Right of First Refusal"), pursuant to which the Price Entities have granted Gigante a right of first refusal in connection with certain proposed transfers by the Price Entities of substantially all shares of Common Stock or Series A Preferred Stock beneficially owned by them. Gigante believes that the Price Entities currently own beneficially an aggregate of 2,356,520 shares of Common Stock and 5,000 shares of Series A Preferred Stock.

         The Right of First Refusal provides that for a period of one year from January 22, 2002, subject to certain limited exceptions, no Price Entity will transfer or agree to transfer beneficial ownership of any shares of Series A Preferred Stock or Common Stock without first making an irrevocable written offer to sell such shares to Gigante on the same terms. In the Right of First Refusal the Price Entities have also granted Gigante a proxy to vote all shares of Common Stock beneficially owned by them effective upon any election by Gigante to exercise its right of first refusal. The Right of First Refusal also provides that until the earlier of (x) January 22, 2004 and (y) such time as Gigante is no longer entitled to designate or nominate a director to the Board pursuant to the Purchase Agreement, each Price Entity shall vote all shares of capital stock of the Company beneficially owned by it and entitled to vote in an election of directors, in favor of the election of the Gigante Nominee.

         The Right of First Refusal is filed as Exhibit 4 to this Schedule and is incorporated herein in its entirety by this reference. The foregoing description of this document is a summary only, and is qualified in its entirety by reference to such document.

         Gigante expressly disclaims beneficial ownership of any of the shares of Common Stock or other securities to which the Right of First Refusal is or may be applicable, until such time as one or more of the Price Entities gives it notice of an intention to make a transfer subject to the Right of First Refusal.

         Except as set forth in this statement, to the best knowledge of Gigante, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Gigante or the persons named in
Schedule I or between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Series A Preferred Stock and Warrant Purchase Agreement, dated as of January 15, 2002, by and between Grupo Gigante, S.A. de C.V. and PriceSmart, Inc. (incorporated herein by reference to Exhibit 10.2 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24, 2002).

Exhibit 2 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof, dated as of January 15, 2002 (incorporated herein by reference to Exhibit 3.2 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24, 2002).

Exhibit 3 Common Stock Purchase Warrant, dated as of January 17, 2002, issued to Grupo Gigante, S.A. de C.V. (incorporated herein by reference to Exhibit 10.3 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24, 2002).

Exhibit 4 Right of First Refusal Agreement, dated as of January 15, 2002, by and among Grupo Gigante, S.A. de C.V., Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust, and the Sol and Helen Price Trust (incorporated herein by reference to Exhibit 10.5 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24, 2002).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2002

                                      GRUPO GIGANTE S.A. DE C.V.



                                      By: /s/ Roberto Salvo Horvilleur
                                          --------------------------------------
                                      Name: Roberto Salvo Horvilleur
                                      Title: Director General (Chief Executive
                                             Officer) and Apoderado
                                             (Attorney-in-Fact)

                                   SCHEDULE I

                   Potash Corporation of GIGANTE S.A. DE C.V.

         Unless otherwise indicated, each of the individuals named below is a citizen of Mexico and has his business address at Ave. Ejercito Nacional 769-A, Col. Nueva Granada, Delegacion Miguel Hidalgo, 11520 Mexico, D.F., Mexico.

Name                                 Position With Gigante, Principal Occupation
----                                 and Business Address
                                     -------------------------------------------
Angel Losada Gomez                   Chairman of the Board

                                     Mr. Losada is a citizen of Spain and his principal occupation is Chairman of the Board of Gigante.

Angel Losada Moreno                  Vice Chairman of the Board and Executive
                                     President

                                     Mr. Losada's principal occupation is Vice
                                     Chairman and Executive President of
                                     Gigante.

Roberto Salvo Horvilleur             Director and Chief Executive Officer

                                     Mr. Salvo is a citizen of Nicaragua and his principal occupation is Chief Executive Officer of Gigante.

Federico Coronado Brosig             Chief Financial Officer

                                     Mr. Coronado's principal occupation is
                                     Chief Financial Officer of Gigante.

Jaime Alverde Losada                 Director

                                     Mr. Alverde's principal occupation is
                                     Director of Procurement of Super
                                     Gigante/Super G (a division of Gigante).

Braulio Arsuaga Telleechea           Director

                                     Mr. Arsuaga's business address is Miguel de
                                     Cervantes Saavedra 240, Col. Nueva Granada,
                                     Delegacion Miguel Hidalgo, 11520 Mexico,
                                     D.F. Mr. Arsuaga's principal occupation is Vice Chairman of the Board of Ola Polanco, S.A. de C.V. (a car dealership).

Gonzalo Barrutieta Losada            Director

                                     Mr. Barrutieta's principal occupation is
                                     Director of Procurement of Bodega Gigante
                                     (a division of Gigante).

Armando Garza Sada                   Director

                                     Mr. Garza's business address is Ave. Gomez
                                     Morin # 1111 Col. Carrisalejo, Casa Garcia,
                                     Nuevo Leon C.P. 66254 Monterrey, N.L.,
                                     Mexico. Mr. Garza's principal occupation is Chief Executive Officer of Versax Corporativo S.A de C.V. (holding company).

Manuel Medina Mora                   Director

                                     Mr. Medina's business address is Actuario
                                     Roberto Medellin # 800-5th Floor, Ala Sur,
                                     Col. Santa Fe, C.P. 01210, Mexico, D.F. Mr.
                                     Medina's principal occupation is Chief
                                     Executive Officer of Grupo Financiero
                                     Banamex - Citigroup, S.A. (financial and banking group).

Gilberto Perez Alonso Cifuentes      Director

                                     Mr. Perez-Alonso's business address is
                                     Campos Eliseos # 199 int. 802, Col. Polanco
                                     C.P. 11560 Mexico, D.F. Mr. Perez-Alonso's principal occupation is Chief executive Officer of Rodegil, S.C. (financial and strategic consulting).

Luis Rebollar Corona                 Director

                                     Mr. Rebollar's business address is Londres
                                     212 5th Floor, Col. Juarez C.P. 06600
                                     Mexico, D.F. Mr. Rebollar's, principal
                                     occupation is President and Chief Executive
                                     Officer of Grupo Sidek, S.A. de C.V. (a
                                     tourist, real estate and industrial group).

Luis Santana Castillo                Director

                                     Mr. Santana's business address is Homero
                                     1855 - 6th Floor, Col. Chapultepec Morales
                                     C.P. 11570, Mexico, D.F. Mr. Santana's
                                     principal occupation is Executive President of Asociacion Nacional de Tiendas de Autoservicio y Departamentales, A.C. (the Mexican National Association of Retailers).

                                  Exhibit Index


Exhibit     Title                                                        Page
-------     -----                                                        ----

   1 Series A Preferred Stock and Warrant Purchase Agreement, dated as of January 15, 2002 by and between Grupo Gigante, S.A. de C.V. and PriceSmart, Inc. (incorporated herein by reference to Exhibit 10.2 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24, 2002).

   2 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof, dated January 15, 2002 (incorporated herein by reference to Exhibit 3.2 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24,
            2002).

   3 Common Stock Purchase Warrant, dated January 17, 2002, issued to Grupo Gigante, S.A. de C.V. (incorporated herein by reference to Exhibit 10.3 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24, 2002).

   4 Right of First Refusal Agreement, dated as of January 15, 2002 by and among Grupo Gigante, S.A. de C.V., Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust, and the Sol and Helen Price Trust (incorporated herein by reference to Exhibit 10.5 to PriceSmart, Inc.'s Current Report on Form 8-K (File No. 0-22793), dated January 24, 2002).